UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ____________
Commission file number 0-1088
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KELLY RETIREMENT PLUS
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KELLY SERVICES, INC.
999 WEST BIG BEAVER ROAD
TROY, MICHIGAN 48084

REQUIRED INFORMATION
Kelly Retirement Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

Page
Number

(a) Financial Statements of the Plan

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits - December 31, 2009 and 2008	5

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2009	6

Notes to Financial Statements	7

(b) Schedule *

Schedule H, line 4i — Schedule of Assets (Held at End of Year)	14

Exhibit 23

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS

By: Kelly Services, Inc. Benefit Plans Committee

June 18, 2010	/s/ Daniel T. Lis Daniel T. Lis Senior Vice President, General Counsel and Corporate Secretary

June 18, 2010	/s/ Patricia Little Patricia Little Executive Vice President and Chief Financial Officer (Principal Financial Officer)

June 18, 2010	/s/ Michael E. Debs Michael E. Debs Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee
Kelly Retirement Plus
We have audited the accompanying statements of net assets available for benefits of Kelly Retirement Plus (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2009 and 2008 and the changes in net assets for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Southfield, Michigan
June 16, 2010

Kelly Retirement Plus
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
	(In thousands of dollars)

Investments
Cash	$10	$—
Investments — Participant Directed, at fair value (Note 3)	112,018	93,687

Total Investments	112,028	93,687

Contributions Receivable
Participant	275	326

Total Contributions Receivable	275	326

Net assets available for benefits, at fair value	112,303	94,013

Adjustment from fair value to contract value for interest in common collective trust funds relating to fully benefit-responsive investment contracts (Note 2)	908	2,453

Net assets available for benefits	$113,211	$96,466

See accompanying Notes to Financial Statements.

Kelly Retirement Plus
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2009
(In thousands of dollars)

Additions
Investment Income:
Dividend and interest income	$2,218
Net appreciation in fair value of investments (Note 3)	16,718

Total Investment Income	18,936

Contributions:
Participant	7,930

Total Contributions	7,930

Total additions	26,866

Deductions
Benefits paid to participants	10,043
Administrative fees	78

Total deductions	10,121

Net change in assets available for benefits	16,745

Net assets available for benefits:
Beginning of year	96,466

End of year	$113,211

See accompanying Notes to Financial Statements.

Kelly Retirement Plus
Notes to Financial Statements
(In thousands of dollars)
1.	Plan Description
The following description of Kelly Retirement Plus (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan provides benefits to eligible employees according to the provisions of the Plan Document. All eligible employees, as defined by the Plan, are eligible to participate upon hire and attainment of age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may contribute a percentage of eligible earnings, as defined in the Plan, of no less than 2% and no more than 50%, up to the current IRS maximums (sixteen thousand five hundred dollars in 2009) to the Plan each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed five thousand five hundred dollars in 2009. The employer contribution consists of two parts: Employer Discretionary Contributions, under which Kelly Services, Inc. (the “Company”) may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company and Employer Matching Contributions, whereby the Company matches employees’ contributions using a predetermined formula. The Company made no discretionary contribution to the Plan for 2009. Prior to February 1, 2009, the Company’s Employer Matching Contributions equaled $.50 per dollar of participant contributions up to 4% of eligible pay. Effective February 1, 2009, the Employer Matching Contribution was changed to $.25 per dollar of participant contributions up to 4% of eligible pay. Effective October 1, 2009, Employer Matching Contributions were suspended. Employer contributions are allocated in the same manner as participant contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, an allocation of investment earnings and an allocation of administrative expenses. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan Administration
The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Executive Vice President and Chief Financial Officer, the Executive Vice President and Chief Administrative Officer, the Senior Vice President, General Counsel and Corporate Secretary and the Senior Vice President, Global Human Resources and serves at the pleasure of the Board.
Investment Options
All contributions are invested by JPMorgan Trust Company, N.A. (the “Trustee”) as directed by the participant among any of the investment options offered by the Plan.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
1.	Plan Description (continued)
Vesting and Benefits
Beginning with the 2007 Employer Discretionary Contributions, participants become fully vested upon attainment of age sixty-five or completion of three years of service, whichever occurs first. All Previous Employer Discretionary Contributions become fully vested upon attainment of age sixty-five or completion of five years of service, whichever occurs first. Participants become fully vested in Employer Matching Contributions upon attainment of age sixty-five or completion of three years of service, whichever comes first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately.
The value of the vested portion of participants’ accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant’s account exceeds one thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts with balances of one thousand dollars or less are paid in an immediate lump-sum distribution.
Participant Forfeitures
Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant’s account in the event of rehire or (2) reduce the Employer Discretionary Contribution or Employer Matching Contribution. The Plan Administrator offset the Employer Matching Contribution with forfeitures aggregating $806 for the year ended December 31, 2009.
In-Service Withdrawals
Participants may request in-service distributions anytime after the attainment of age 59 1/2 or if experiencing a hardship as defined by the IRS under Safe Harbor Rules.
Participant Loans
The Plan, as currently designed, does not allow participants to borrow from their accounts.
Reclassification of Prior Year Amounts
On January 1, 2009, the Plan adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2009-12, Fair Value Measurements and Disclosures (Topic 820), which expands the disclosure of fair value measurements to provide additional information about the nature of the Plan’s investments. Prior year amounts were reclassified to conform with the current presentation.
2.	Summary of Significant Accounting Principles and Practices
Basis of Accounting and Use of Estimates
The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The FASB Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting — Defined Contribution Pension Plans, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
2.	Summary of Significant Accounting Principles and Practices (continued)
Investment Valuation and Income Recognition
Plan investments are stated at fair value as of the last day of the Plan year, except for the common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The Plan’s mutual fund investments are valued based on quoted market prices. The Kelly Stock Fund is valued at the unit price, as determined by the Trustee, which represents the fair value of the underlying investments. The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Contributions
Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings; Employer Matching Contributions are recorded in the same period. Employer Discretionary Contributions are recorded in the period during which they were earned. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Subsequent Events
The Plan has evaluated subsequent events through June 16, 2010 which is the date the financial statements were available to be issued.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
3.	Investments
The following table presents individually significant investments of the Plan’s net assets.

	2009	2008
Mutual Funds:
JPMorgan Equity Index Fund Select	$14,763	$12,829
JPMorgan Investor Growth & Income Fund	12,043	10,615
JPMorgan Core Bond Fund Select	10,824	—
American Funds Europacific Growth R4	9,604	6,760
American Funds Growth Fnd of Amer R4	7,281	5,437
American Century Heritage Fund	6,759	5,198
JPMorgan Intermediate Bond Fund Select	—	10,606

Other mutual funds	27,893	19,094

Total Mutual Funds	89,167	70,539

Collective Funds, at contract value:
JPMorgan Stable Asset Income Fund S	22,131	23,929

Kelly Services, Inc. Class “A” Common Stock Fund	1,628	1,672

Total Investments	$112,926	$96,140

All funds are participant directed.
During 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

2009

Common Stock	$(99)
Mutual Funds	16,817

Net appreciation in fair value of investments	$16,718

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
4.	Fair Value
The following tables present the Plan’s assets carried at fair value as of December 31, 2009 and December 31, 2008 by fair value hierarchy level, as described below. The Plan has no liabilities measured at fair value.

	Fair Value Measurements on a Recurring Basis
	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds:
Equity	$48,835	$—	$—	$48,835
Balanced	21,647	—	—	21,647
Fixed income	16,380	—	—	16,380
Retirement-year based	2,305	—	—	2,305

Total Mutual Funds	89,167	—	—	89,167

Collective Funds:
Stable value investment (1)	—	21,223	—	21,223

Common Stock (2)	—	1,628	—	1,628

Total	$89,167	$22,851	$—	$112,018

	Fair Value Measurements on a Recurring Basis
	As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds:
Equity	$37,988	$—	$—	$37,988
Balanced	17,375	—	—	17,375
Fixed income	14,120	—	—	14,120
Retirement-year based	1,056	—	—	1,056

Total Mutual Funds	70,539	—	—	70,539

Collective Funds:
Stable value investment (1)	—	21,476	—	21,476

Common Stock (2)	—	1,672	—	1,672

Total	$70,539	$23,148	$—	$93,687

(1)	This fund invests in a high quality fixed income portfolio combined with investment contracts called “benefit responsive wraps.”

(2)	This fund allows for investment in the Company’s Class A non-voting common stock. A portion of the investments are held in the Fidelity Cash Portfolio money market fund.
Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities. Level 2 measurements include quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 3 measurements include significant unobservable inputs. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
5.	Priorities on Plan Termination
Although the Company has not expressed any intent to do so, in the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.
6.	Reconciliation of Financial Statements to IRS Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$113,211	$96,466
Adjustment to fair value for stable value fund	(908)	(2,453)
Amounts allocated to withdrawing participants	(810)	(1,302)

Net assets available for benefits per the Form 5500	$111,493	$92,711

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net loss per the Form 5500:

Year ended
December 31,
2009
Net change in assets available for benefits per the financial statements	$16,745
Add:
Amounts allocated to withdrawing participants at December 31, 2008	1,302
Adjustment to fair value for stable value fund at December 31, 2008	2,453
Less:
Amounts allocated to withdrawing participants at December 31, 2009	(810)
Adjustment to fair value for stable value fund at December 31, 2009	(908)

Net income per the Form 5500	$18,782

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
7.	Federal Income Tax Status
The Plan was restated effective January 1, 2009 and a request for an updated tax determination has been filed with the Internal Revenue Service (“IRS”). Although the IRS has not yet provided their determination that the Plan as restated is in compliance with the applicable requirements of the Internal Revenue Code (the “Code”), the Plan Administrator believes that the Plan as restated complies with relevant requirements and that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
8.	Party-in-Interest Transactions
A portion of the Plan’s investments is held in mutual funds and collective funds sponsored by the Trustee and all investment transactions are conducted through the Trustee. All transactions with the Trustee are considered party-in-interest transactions; however, these transactions are not considered prohibited transactions under ERISA.
The Company is also a party-in-interest. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions. The Plan also invests in common stock of the Company.

Kelly Retirement Plus
Employer Identification Number: 38-1510762
Plan Number: 002
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2009

	Identity of issue,	Description of investment, including
Party-in	borrower, lessor	maturity date, rate of interest,			Current
interest	or similar party	collateral, par or maturity value	Cost		Value
(a)	(b)	(c)	(d)		(e)
					(In thousands
					of dollars)

	Mutual Funds:
*	JPMorgan	JPMorgan Investor Growth & Income Fund	$ *	*	$12,043
*	JPMorgan	JPMorgan Core Bond Fund Select	*	*	10,824
*	JPMorgan	JPMorgan Equity Index Fund Select	*	*	14,763
	MFS	MFS Value Fund A	*	*	3,860
	Royce	Royce Total Return Fund	*	*	4,266
	American Funds	American Funds Europacific Growth R4	*	*	9,604
	Columbia	Columbia Acorn USA A	*	*	2,792
	PIMCO	PIMCO Total Return Fund (Adm)	*	*	5,556
	Hartford	Hartford Cap Appreciation A	*	*	4,025
	American Funds	American Funds Growth Fnd of Amer R4	*	*	7,281
	Vanguard	Vanguard Mid-Cap Index Fund	*	*	795
	Vanguard	Vanguard Small Cap Index Fund	*	*	383
	Fidelity	Fidelity Freedom 2010	*	*	383
	Fidelity	Fidelity Freedom 2020	*	*	709
	Fidelity	Fidelity Freedom 2030	*	*	729
	Fidelity	Fidelity Freedom 2040	*	*	335
	Fidelity	Fidelity Freedom 2050	*	*	149
	Janus	Janus Adviser Perkins Mid Cap Val	*	*	3,911
	American Century	American Century Heritage Fund	*	*	6,759
	Collective Funds:
*	JPMorgan	JPMorgan Stable Asset Income Fund S	*	*	21,223
	Common Stock:
*	Kelly Services, Inc.	Kelly Services, Inc. Class “A” Common Stock Fund	*	*	1,628

					$112,018

*	Represents a party-in-interest to the Plan.

**	Not required per Department of Labor reporting for participant-directed investments.

INDEX TO EXHIBITS
REQUIRED BY ITEM 601,
REGULATION S-K

Exhibit
No.	Description	Document

23	Consent of Independent Registered Public Accounting Firm	2